Filed by Fidelity National Information Solutions, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Micro General Corporation Commission File No. 0-8358

Date: June 3, 2002

The following presentation was and will be used by Fidelity National Information Solutions, Inc. in meetings with analysts.

FIDELITY

NATIONAL INFORMATION SOLUTIONS™

June 3, 2002 Jolson Merchant Partners Conference

FIDELITY NATIONAL INFORMATION SOLUTIONS

Vital Statistics

- Formed on August 1, 2001
- NASDAQ: FNIS
- 24.5 million shares outstanding
- Market cap of $800 million
- 80% owned by Fidelity National Financial (NYSE: FNF), a Fortune 500 company and the nation's largest title insurance and diversified real estate services company
- Recent average daily trading volume – 170,000 shares (280,000 since May 1, 2002)

FIDELITY
NATIONAL INFORMATION SOLUTIONS™

Investment Overview

- There are significant time and cost inefficiencies in the real estate industry
- FNIS provides the Data, Technology Solutions and Services needed to complete residential real estate transactions
- Success will be driven by a combination of internal integration, revenue growth and margin improvement
- Solid and continually improving financial performance, conservative balance sheet

FIDELITY
NATIONAL INFORMATION SOLUTIONS™

Time and Cost Inefficiency

- The purchase of real estate is an inefficient process with little integration and minimal communication among the various cycles
- There are redundant processes and much re-keying of data throughout the home purchase and lending process
- Our vision is to better integrate the process through automation and the linking of data – to drive time and cost out of the process

FIDELITY NATIONAL INFORMATION SOLUTIONS

Four Cycles of the Real Estate Process

	Sales	Lending	Settlement	Secondary
Data	*FNIS*	*FNIS*	*FNIS*	*FNIS*
Technology Solutions	*FNIS*	*MGEN*	*MGEN*	*MGEN*
Services	*FNIS*	*FNIS*	*FNF*	*FNF/FNIS*

Value Proposition

- FNIS' offerings facilitate data-driven decisions while addressing the need for more efficient transaction management, enhanced business automation and increased profitability
- FNIS addresses the full range of needs of real estate professionals, lenders and other participants in the real estate process
- FNIS leverages the capabilities of Fidelity National Financial

FIDELITY NATIONAL INFORMATION SOLUTIONS

Revenue Breakdown


Technology
Solutions
Segment
20%
$12.4 mm
Services
Segment
22%
$13.8 mm
Data
Segment
58%
$37.0 mm

First Quarter 2002

FIDELITY NATIONAL FINANCIAL

- **Data Segment**
  - Information regarding real estate and consumers that can be aggregated, rendered or repackaged for specific customer needs
  - Primary target market is within mortgage lending, servicing and default management segments and the real estate community
  - Goal is to migrate toward a data subscription model rather than one-off, commodity product sales

- **Data Segment**
  - **Key Data Products**
    - Insured Automated Valuation Models (with Broker Price Opinions)
    - Flood Compliance, Real Estate Tax Services and Credit Reporting
    - Public record data and property information
    - Collateral valuation and scoring

FIDELITY
NATIONAL INFORMATION SOLUTIONS™

Technology Solutions Segment

- Technology that allows customers to improve efficiency, lower costs, reduce risk and better manage and operate their business
- Primary target market is real estate professionals, including MLS boards, real estate brokers and franchises and REALTORS®
- Goal is to capture the agent desktop, form strategic partnerships, technology licensing and revenue sharing agreements with brokerages and franchises

- **Technology Solutions Segment**
  - **Complete suite of integrated desktop applications**
    - **Multiple Listing Service ("MLS") systems technology - Paragon™**
      - Serve over 400 of the nation's 800 MLS boards and 50% of the nation's real estate professionals
    - **Agent Office™ Unified Desktop Suite**
      - Property valuation models, CMA applications, contact management, lead management, transaction management, IDX-compliant listing service and wireless access

FIDELITY NATIONAL INFORMATION SOLUTIONS™

- **Services Segment**
  - Add value by combining manual intervention, outsourcing or process improvement with data and/or technology solutions components
  - Primary target market is real estate professionals, lenders and the P&C insurance industry
  - Services offerings allow FNIS to provide a full suite of products and services to the real estate and mortgage market

Services Segment

Services

- Traditional appraisal services
- Tax and flood life of loan monitoring
- Tax outsourcing and disbursement services
- Risk Management Services
- MLS book printing/publishing
- Document coding, imaging and offshore data keying
- Affiliated credit services

Market Opportunity

- Estimate the total current market size that FNIS serves to be $4+ billion

- Our goal is to attain 30% of this market by 2006 through both aggressive internal growth and acquisitions

- Will also introduce innovative products and solutions
  - Insured AVM (Automated Valuation Model)
  - Collateral scoring
  - Fully integrated technology solution for real estate professionals

Execution Plan

- Optimize distribution and organizational structure
  - ➢ Consolidate data centers to one hub center
    - Tier III data center in Chicago
    - Common platform for all systems operations, including data repository, transaction management and systems-based applications
    - Will allow for the roll-out of the data subscription model
  - ➢ Consolidate MLS systems and customer support facilities

Execution Plan

- Capture the real estate professionals' and mortgage lenders' desktop
  - Integrated access to the data and technology solutions through a single platform
  - Position FNIS at the point of sale
    - Transaction Services Portal
    - Revenue sharing/Licensing arrangements

FIDELITY
NATIONAL INFORMATION SOLUTIONS™

Addressing Cyclicality

- We estimate that 13% of our revenue is highly interest rate sensitive
- Data
  - Purchase volume is driven by consumer confidence, macroeconomic conditions and interest rates
  - Home equity and default markets are actually counter cyclical
  - Refinance volume is primarily interest rate driven
  - A data subscription model provides a more predictable revenue stream
  - Customers may buy more bulk data in bad mortgage environments

Addressing Cyclicality

- Solutions
  - Long-term contracts; recurring, monthly subscription services and revenue
- Services
  - 20% of flood and tax data revenue is deferred and recognized over the life of the loan
  - The risk management business is marketed to the P&C industry and is not reliant on mortgage volumes

FIDELITY NATIONAL INFORMATION SOLUTIONS

Revenue and Pre-Tax Margins



49.9 mm
63.4 mm
63.2 mm
7.20%
10.10%
12.30%
3rd Quarter 2001
4th Quarter 2001
1st Quarter 2002

FIDELITY NATIONAL INFORMATION SOLUTIONS

Return on Equity

$ IN MILLIONS



14.1%
10.9%
7.2%
3rd Quarter 2001
4th Quarter 2001
1st Quarter 2002

FIDELITY NATIONAL FINANCIAL

FIDELITY NATIONAL INFORMATION SOLUTIONS

Summary Balance Sheet

Cash	$3,708
Total Assets	$190,291
Deferred Revenue	$21,289
Debt	$0
Stockholders' Equity	$136,391
Total liabilities and stockholders' equity	$190,291

March 31, 2002

FIDELITY NATIONAL FINANCIAL

FIDELITY NATIONAL INFORMATION SOLUTIONS

- This presentation contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied within. The Company expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the “Management’s Discussion and Analysis” section of the Company’s Form 10-K and other reports and filings with the Securities and Exchange Commission.